news release

ArcelorMittal enters the Estonian market

Luxembourg, 14 November 2007 - ArcelorMittal today announces the acquisition of a 100% stake in Galvex OÜ, the Estonian privately owned steel galvanising line based in Tallinn and located on the Baltic Sea, subject to regulatory clearances and approvals.

Speaking today, Michel Wurth, Member of the Group Management Board of ArcelorMittal, said:

‘We look forward to bringing our expertise to Galvex OÜ as it joins our Central and Eastern Europe portfolio, which has already proved very successful, accounting for 18% of ArcelorMittal’s steel production in 2006.’

In 2006 Galvex OÜ produced 190 kt of Hot Dip Galvanised steel, mainly for the construction sector, with sales totalling 125 million Euros.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information ArcelorMittal Investor Relations

Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26

Contact information ArcelorMittal Communications
E-mail: press@arcelormittal.com
Phone: +352 4792 5000

ArcelorMittal Corporate Communications		Netherlands
Mark Mann	+44 203 214 2867	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Martin Leeburn / Lydia Pretzlik	+44 20 7379 5151	France
Belgium		Sandra Luneau	+33 1 71 92 00 58
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Anne France Malrieu / Grégoire Lucas, Image 7	+33 1 5370 7470
North America		Spain
Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397